Contact

www.linkedin.com/in/
sasikanthvallem (LinkedIn)
config-management.blogspot.com
(Blog)

Top Skills

Release Management
Software Configuration Management
Agile Methodologies

Certifications

Certified Scrum Master (CSM)
Certified SAFe® 4 Agilist

Sasi Kanth Vallem

Let's Go Farming - Let's Get To Our Roots
Okeechobee, Florida, United States

Summary

Sasi Kanth Vallem has over 20 years of IT experience and currently leads DevOps and Cloud Transformation Consulting services for IBM Public sector clients.
He is responsible for service offering creation, enablement of sales team to sell DevOps services effectively, lead the services sales by technical engagement with CxO and senior stakeholders, manage engagement deliveries by deploying teams and provide best ROI for clients.
Devising effective DevOps transformation for enterprises as part of Cloud and Digital Transformation by carefully dealing with people, process and technology his specialty.
He has consulted various organizations across the world in the area of DevOps (Continuous Planning, Continuous Integration, Continuous Delivery, Continuous Infrastructure, Continuous Testing, Continuous Monitoring). He has been instrumental in building and leading consulting services practices for various large services organizations (Wipro, IBM etc.,). He is specialized in helping organizations set right expectations on practical DevOps implementation, assess current maturity and provide road map for reaching higher levels of DevOps maturity.

Specialties:
Consulting Services Practice Management
Professional Services team setup and management
SDLC Tools technical sales and services sales expert
DevOps Implementations, DevOps COE setup, Transformation and Institutionalization
Software Configuration and Release Management process setup and improvement consulting
Configuration Management tools architecture
Application Life cycle Management tools architecture

Experience

VVF AgTech Inc
Founder & CEO
October 2022 - Present (1 year 3 months)
United States

Thuranya Technology Consulting Inc
CEO
October 2022 - Present (1 year 3 months)

IBM
Associate Partner / DevOps Transformation Leader
June 2019 - October 2022 (3 years 5 months)

Advice IBM customers on complex Enterprise DevSecops transformations covering aspects of assessments, roadmap for success, solution architecture and transformation delivery.
Be trusted partner for our customers senior leadership on their DevSecOps Transformation journey.

Virtusa
Senior Director/ Practice Head - Agile, DevOps, Cloud, Infra
April 2016 - June 2019 (3 years 3 months)
Greater Atlanta Area

As part of this role, I have lead multiple DevOps Enterprise Transformations. Faced great challenges with cultural aspects of the transformation and used various creative methods to overcome them.
Realised that focus on culture is highly important while technology transformation is relatively easy.
Trained services sales teams on the story telling sales method for selling DevOps service offerings.
Trained architects in the assessment methodology to engage with customers on a structured DevOps transformation consulting.
Mentored delivery managers and delivery consultants with DevOps specifics for managing high quality deliveries.
In this role, I enjoyed being a great coach guiding the teams than a James Bond with individual heroism.

Polaris Consulting & Services Ltd
Senior Vice President / Practice Head - DevOps & ALM Practice
October 2013 - March 2016 (2 years 6 months)
Bengaluru Area, India

As part of my practice management role, I get great opportunity to change the way organizations implement and transform DevOps, Integrated Application Lifecycle Management, Software Configuration, Build, Release, Deployment and Environment Management.
With over 80 strong consultants in the practice and aggressive plans to touch 150 by mid 2016, we stand out in the industry in providing consulting and implementation services.
My role is full of challenges with the changing IT scenario for good. Creation of latest service offerings, building and grooming consultants, technical sales of the service offerings, excellent service delivery are some of the interesting activities of my role.
Juggling across below activities makes the role much more interesting.
CXO level discussions on business value,
Technical managers level discussions on hardcore technology and
Consultants level discussions on ground level implementation

IBM

3 years 8 months

Practice Leader - Rational Services - India and South Asia

March 2010 - October 2013 (3 years 8 months)

I love this Techno Business Management role. IBM Rational Services is an integral part of IBM Software Group which helps its clients with Training, Consulting and Mentoring services so that client get maximum Return out of their tools Investment.
In simple words, being a Practice Leader, my responsibility would be to create service offerings, sell them and get them delivered by our star consultants with excellent quality.
Rational Education is a very important part of my role in which I work on creating, populating and delivery of Rational education across corporates and retail (Training institutes and colleges). The best part is that I get to interact, empower and skill our Indian college students with latest tools from IBM that helps them get better jobs.
Of course, I run behind numbers which makes my role much more interesting :).

Accelerated Value Leader

March 2010 - February 2011 (1 year)

In this new role as Accelerated Value Leader, I help IBM/Rational Customers achieve very high ROI on their tools implementation and utilization. Check this

URL on how AVP can provide an average return of 5.3 times annual contract cost to the customers.
http://www-01.ibm.com/software/support/acceleratedvalue/

Process and Tools Consultant for Accenture through IBM SWG Services

July 2010 - August 2010 (2 months)

Provided process (Software Configuration Management) and tools (Rational Synergy and Rational Change) consulting for a services group of Accenture that provides SCM as service to its client.

iNautix Technologies

Vice President - SCM

May 2009 - March 2010 (11 months)

Head of Software Configuration Management group

Wipro Limited

Senior Consultant and Practice Leader

October 2005 - April 2009 (3 years 7 months)

Engaged with various prestigious clients of Wipro, consulting on Software Configuration and Release Management that includes process and tools assessment and improvement, application lifecycle management tools architecture involving tools from different vendors, SCM offshoring.
This role also involved people management in terms of recruitment, mentoring and performance management.
Business leadership is the key aspect of this role that involved revenue targets for consulting services along with key engagement management at various levels ranging from technical buyers to economic buyers.

Credit Suisse

Senior Consultant through Wipro

January 2007 - December 2008 (2 years)

Northwestern Mutual

Senior Consultant through Wipro

January 2006 - December 2006 (1 year)

Provided Software Configuration Management consulting to NML in terms of process and tools assessment covering version control, build management and release management. Helped NML setup offshore configuration management team in India.

Telelogic

Senior Consultant - Technical Sales and Professional Services

2005 - 2005 (less than a year)

Credit Suisse First Boston

Configuration Manager

2004 - 2005 (1 year)

Deutsche Bank

Configuration Manager

2001 - 2004 (3 years)

GE GXS

Technical Lead

2001 - 2001 (less than a year)

Novell

Software Engineer

1999 - 2001 (2 years)

NIIT

Machine Room Co-ordinator

1997 - 1999 (2 years)

Education

Andhra University

Bachelor of Science (B.Sc.), Electronics · (1994 - 1997)